September 10, 2007

BY EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Filing Desk

Gol Finance

Registration Statement on Form F-4

Ladies and Gentlemen:

Gol Finance (the “Company”), an exempted limited liability company incorporated under the laws of the Cayman Islands, and Gol Linhas Aéreas Inteligentes S.A. and Gol Transportes Aéreos S.A. (collectively, the “Guarantors”), each a corporation incorporated under the laws of Brazil, have filed a registration statement on Form F-4 (Registration Statement No. 333-145780) (the “Registration Statement”) with respect to the registration under the Securities Act of 1933, as amended (the “Securities Act”), of $225,000,000 aggregate principal amount of 7.50% senior notes due 2017, (the “Exchange Notes”), in connection with the offer by the Company to exchange its Exchange Notes for all outstanding unregistered 7.50% senior notes due 2017 issued on March 22, 2007 (the “Original Notes”; and such exchange offer being the “Exchange Offer”). The associated filing fee for this Form F-4 in the amount of $6,907.50 was offset against the filing fee paid under Registration Statement No. 333-134188, filed by Gol Linhas Aéreas Inteligentes S.A. on May 17, 2006 and withdrawn on September 7, 2006.

The Company makes the following representations in connection with the Registration Statement:

1. The Company is registering the Exchange Offer in reliance on the interpretations by the staff of the Securities and Exchange Commission enunciated in interpretive letters such as those addressed to Exxon Capital Holdings Corporation (April 13, 1989), Morgan Stanley & Co. Incorporated (June 5, 1991), and Shearman & Sterling (July 2, 1993).

2. The Company and its affiliates have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and to the best of the Company’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business, and is not engaged in, does not intend to engage in, and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. Each tendering holder will be required to represent the foregoing in the letter of transmittal constituting part of the Exchange Offer (see paragraph 5 below).

3. The Company will make each person participating in the Exchange Offer aware, through the prospectus included in the Registration Statement (the “Prospectus”), that any person who uses the Exchange Offer to participate in a distribution of the Exchange Notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the Exchange Notes. See “The Exchange Offer—Resale of Exchange Notes” in the Prospectus. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K under the Securities Act.

4. The Company will make each person participating in the Exchange Offer aware, through the Prospectus, that any broker-dealer who acquired Original Notes for its own account and as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for the Original Notes pursuant to the Exchange Offer, may be an “underwriter” within the meaning of the Securities Act and must deliver a prospectus meeting the requirements of the Securities Act, which may be the Prospectus as supplemented and amended from time to time, in connection with any resale of the Exchange Notes. See “Plan of Distribution” in the Prospectus.

5. The Company will include in the letter of transmittal constituting part of the Exchange Offer (the “Letter of Transmittal”) the following provisions (see pages 5 - 6 of Exhibit 99.1 to the Registration Statement):

The undersigned holder represents and warrants that

(a)	the Exchange Notes acquired pursuant to the Exchange Offer are being acquired in the ordinary course of business of the person receiving the Exchange Notes, whether or not the person is the holder,

(b)	neither the undersigned holder nor any other recipient of the Exchange Notes (if different than the holder) is engaged in, intends to engage in, or has any arrangement or understanding with any person to participate in, the distribution of the Original Notes or Exchange Notes,

(c)	neither the undersigned holder nor any other recipient is an “affiliate” of the Company or the Guarantors as defined in Rule 405 promulgated under the Securities Act or, if the holder or such recipient is an affiliate, that the holder or such recipient will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable,

(d)	if the undersigned is a broker-dealer, it has not entered into any arrangement or understanding with the Company or the Guarantors or any “affiliate” of the Company or the Guarantors as defined in Rule 405 promulgated under the Securities Act to distribute the Exchange Notes,

(e)	if the undersigned is a broker-dealer, the undersigned further represents and warrants that, if it will receive Exchange Notes for its own account in exchange for Original Notes that were acquired as a result of market-making activities or other trading activities, it will deliver a prospectus meeting the requirements of the Securities Act (for which purposes, the delivery of the Prospectus, as the same may be hereafter supplemented or amended, shall be sufficient) in connection with any resale of Exchange Notes received in the Exchange Offer (such a broker-dealer will not be deemed, solely by reason of such acknowledgment and prospectus delivery, to admit that it is an “underwriter” within the meaning of the Securities Act); and

(f)	the undersigned holder is not acting on behalf of any person or entity that could not truthfully make these representations.

Very truly yours,

GOL FINANCE

By:	/s/ CONSTANTINO DE OLIVEIRA JUNIOR
	Name:	Constantino de Oliveira Junior
	Title:	President, Chief Executive Officer

By:	/s/ RICHARD F. LARK, JR.
	Name:	Richard F. Lark, Jr.
	Title:	Executive Vice President – Finance, Chief Financial Officer